HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

December 23, 2005

Division of International Corporate Finan[redacted]
Securities and Exchange Commiss[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

The following announcement was made by Garanti Bank's majority shareholder Doğuş Holding A.Ş.:

Doğuş Holding A.Ş. and the Turkish subsidiary of GE Capital Corporation ("GE") today announced that following regulatory approval, the parties have completed the acquisition by GE of a 25.5% share in Garanti Bank. Under the terms of the agreement, GE has acquired from the Doğuş Group 25.5% of Garanti Bank's ordinary shares for a cash consideration of $1.556 billion. On this basis, the transaction values 100% of ordinary share capital of Garanti Bank at $6.1 billion. In addition, GE will purchase 49.2% of Garanti Bank's founders' shares for a cash consideration of $250 million totaling the consideration paid by GE to $1.805.500.000. According to the agreement reached, Doğuş Group purchased certain non-banking subsidiaries of Garanti Bank consisting of Voyager Mediterranean Turizm Endüstrileri ve Ticaret A.Ş., Sititur Turizm Taşımacılık Organizasyon A.Ş., Lasas Lastik Sanayi ve Ticaret A.Ş., Doğuş Hava Taşımacılığı A.Ş. and Doğuş Turizm Sağlık Yatırım Işletmeleri Sanayi ve Ticaret A.Ş. for a total purchase price of 522.603.000 YTL. Of that consideration, 281.000.000 YTL was paid at closing by Doğuş Group to the bank and half of the remaining 241.603.000 YTL will be payable 12 months after the closing and the remainder will be payable 24 months after the closing. The net book value of these assets sold by the bank as at September 30, 2005 was 514.572.000 YTL. Under the agreement, both parties have agreed to form an equal partnership. The board will continue to be chaired by Mr. Ferit F. Şahenk, Chairman and CEO of the Doğuş Group, while Mr. Ergun Özen will remain as President and CEO of Garanti Bank. Ferit F. Şahenk, Süleyman Sözen, Ahmet Kamil Esirtgen, Ergun Özen and Cüneyt Sezgin will serve as Doğuş representatives of the board. Charles Edward Alexander, Richard Alan Laxer, Dmitri Lysander Stockton and Daniel Noel O'Connor will be the GE representatives of the board.

Yours sincerely,

Olca Erdost
Vice President
Corporate Strategy, Business Development & Investor Relations

Handan Saygın
Senior Vice President
Corporate Strategy, Business Development & Investor Relations